THE SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                                LogicVision, Inc.
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                   54140W-10-7
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     | | Rule 13d-1(b)

     | | Rule 13d-1(c)

     |X| Rule 13d-1(d)

CUSIP No.                              13G                     Page 2 of 5 Pages
54140W-10-7

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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Helix Investments (Canada) Inc.
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Ontario, Canada
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                5     Sole Voting Power
 NUMBER OF            1,692,009
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               1,692,009
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
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9     Aggregate Amount Beneficially Owned By Each Reporting Person
      1,692,009
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10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

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11    Percent Of Class Represented By Amount In Row 9
      10.7%
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12    Type Of Reporting Person (See Instructions)
      CO
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

CUSIP No.                              13G                     Page 3 of 5 Pages
54140W-10-7

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Item 1  (a)   Name of Issuer:
              LogicVision, Inc.

Item 1  (b)   Address of Issuer's Principal Executive Offices:
              101 Metro Drive, Third Floor, San Jose, California  95110

Item 2  (a)   Name of Person Filing:
              Helix Investments (Canada) Inc.

Item 2  (b)   Address of Principal Business Office or, if None, Residence:
              20 Great George Street, Charlottetown, Prince Edward Island
              C1A 7L1

Item 2  (c)   Citizenship:
              Canada

Item 2  (d)   Title of Class of Securities:
              Common Stock

Item 2  (e)   CUSIP Number:
              54140W-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
              Not applicable

Item 4.       Ownership.

              (a) Amount beneficially owned:
                  1,692,009 shares of Common Stock

                  The shares are held in the name of Helix (Quebec) Inc., which is a wholly-owned subsidiary of Helix Investments (Canada) Inc.

                  Mr. Richard C. Black is a director of the Issuer and an officer of Helix Investments (Canada) Inc. Mr. Black disclaims beneficial ownership of the Issuer's shares held by Helix Investments (Canada) Inc.

              (b) Percent of class:
                  10.7%

              (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote
                                1,692,009 shares of Common Stock

                  (ii)   Shared power to vote or to direct the vote
                                0 shares of Common Stock

                  (iii)  Sole power to dispose or to direct the disposition of
                                1,692,009 shares of Common Stock

                  (iv)   Shared power to dispose or to direct the disposition of
                                0 shares of Common Stock

Item 5.       Ownership of Five Percent or Less of a Class.
              Not applicable

CUSIP No.                              13G                     Page 4 of 5 Pages
54140W-10-7

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Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Please see Exhibit 1 attached hereto.

Item 8.       Identification and Classification of Members of the Group.
              Not applicable

Item 9.       Notice of Dissolution of Group.
              Not applicable

Item 10.      Certifications.
              Not applicable

CUSIP No.                              13G                     Page 5 of 5 Pages
54140W-10-7

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   March 1, 2004
                                     -------------------------------------------
                                                       (Date)

                                                    /s/ May Anis
                                     -------------------------------------------
                                                    (Signature)


                                               May Anis, Secretary-Treasurer
                                     -------------------------------------------
                                                    (Name/Title)

                                    Exhibit 1

The 1,692,009 shares of common stock reported on this Schedule 13G are registered in the name of Helix (Quebec) Inc., a wholly owned subsidiary of Helix Investments (Canada) Inc. Helix (Quebec) Inc. is incorporated in Canada, and its principal executive offices are located at 1100 Rene Levesque Blvd. West, Suite 650, Montreal, Quebec, Canada H3B 4N4.